

Emeco Holdings Limited

7 February 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



08000819

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
        Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

   1.   *Market Announcement, 7 February 2008 – Notice of Initial Substantial Shareholder under Section 671B – Maple-Brown Abbott Limited*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: nicole.burns@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Nicole Burns
PA to Company Secretary

Encl (1)

PROCESSED

FEB 2 2 2008

THOMSON
FINANCIAL

PO Box 1173   Ground Floor, 10 Ord Street   Telephone: + 61 8 9420 0222
West Perth WA 6872   West Perth   WA 6005   Facsimile: +61 8 9321 1366
Australia   Australia
             Emeco Holdings Limited A.C.N. 112 188 815



Form 603

Exemption File No. 82-35011

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Emeco Holdings Limited
ACN/ARSN	112 188 815

1. Details of substantial holder (1)

Name	Maple-Brown Abbott Limited
ACN/ARSN (if applicable)	001 208 564

The holder became a substantial holder on   05 / 02 / 08

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully paid ordinary shares	38,792,063	38,792,063	6.15%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
------------------------	Refer to Annexure A------	------------------------

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
--------------------	----------- Refer to	Annexure A ---------	------------

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer to Annexure A	------------Refer to	Annexure	B --------	------------

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Richard Grundy   capacity Company Secretary

sign here   date   07/ 02 / 08

DIRECTIONS

(1)   If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2)   See the definition of "associate" in section 9 of the Corporations Act 2001.

(3)   See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4)   The voting shares of a company constitute one class unless divided into separate classes.

(5)   The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6)   The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7)   Include details of:

(a)   any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)   any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8)   If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9)   Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

Emeco Holdings
Registered Shareholdings as at 5 February 2008

Registered Name	Address	Holding
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	36,423,378
Brown Brothers Harriman	40 Water Street, BOSTON MA 02109	1,452,819
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	750,000
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	165,866
		38,792,063

Emeco Holdings

Net Trades between 5 October 2007 and 5 February 2008

Quantity	Consideration
38,792,063	33,572,615.10
38,792,063	33,572,615.10

